Exhibit 99.1

UNITED UTILITIES ANNOUNCES PREFERRED BIDDERS FOR
CONSTRUCTION PARTNERSHIP AGREEMENTS

United Utilities today announces the preferred bidders who are expected to help deliver around 40 per cent of its £2.9 billion water and wastewater programme during the AMP4 (2005-10) regulatory period. This covers the majority of United Utilities' water quality and environmental programme over the next five years. Discussions regarding the delivery of the rest of United Utilities' investment programme are ongoing, with an announcement expected in due course.

The preferred bidders are:

•	Montgomery Watson Harza
•	KMI Plus – a joint venture between Kier Construction, J Murphy & Sons, Interserve Project Services and Mouchel Parkman
•	Galliford Costain Atkins – a joint venture between Galliford Try, Costain and Atkins

If confirmed, Montgomery Watson Harza will work alongside United Utilities' engineers and be responsible for designing the upgrades and improvements to its water and wastewater treatment works as well as major sewer overflow schemes. KMI Plus and Galliford Costain Atkins would be responsible for detailed design work and the construction phase of these projects.

Although the contracts are being let for the 2005-10 period it is envisaged that a longer term relationship will be created between United Utilities and its contractors, with the potential to extend contracts to 2015 depending on performance.

John Roberts, Chief Executive of United Utilities, said:

"The delivery of our current investment programme has confirmed the success of our framework contractor approach, which we put in place during AMP3. Our arrangements for AMP4 build on this success by improving the way in which deliver our investment programme. This in turn will realise efficiencies and help us meet our regulatory targets.

"We are looking to reduce overheads and make significant cost savings by working more closely with our partners. This is being achieved through the creation of seamless work teams with responsibility for delivering projects from conception through to commissioning. Key roles will be appointed on a 'best person for the job' basis, regardless of which partner they work for. This will remove duplication and multiple interfaces between United Utilities and its contractors.

"Further efficiencies will also be realised through the use of common systems, improved scheduling and planning and more integrated supply chain management. By aligning the sharing of efficiencies, our contractors will also be better incentivised to make cost savings without compromising on quality."

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For further information please contact:

Simon Bielecki, Investor Relations	+44 (0) 1925 237033
Evelyn Brodie, Corporate and Financial Communications	+44 (0) 20 7307 0309

United Utilities' Ordinary and A shares trade on the London Stock Exchange and its ADRs, each equal to two Ordinary shares, trade on the New York Stock Exchange under the Trading Symbol "UU".